Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended March 31,				Year Ended December 31,
	2012		2011		2011	2010		2009		2008	2007
Income (loss) from continuing operations	$5,181		$2,119		$(1,128)	$992		$9,723		$(8,842)	$8,082
Additions:
Fixed charges:
Interest expense	15,895		16,893		66,473	67,229		72,694		72,687	63,950
Capitalized interest	425		83		738	857		1,352		2,347	6,672
	16,320		16,976		67,211	68,086		74,046		75,034	70,622
Deductions:
Capitalized interest	(425)		(83)		(738)	(857)		(1,352)		(2,347)	(6,672)
Net income attributable to noncontrolling interests	—		(23)		(494)	(133)		(203)		(211)	(217)
Adjusted earnings	$21,076		$18,989		$64,851	$68,088		$82,214		$63,634	$71,815
Fixed charges (from above)	$16,320		$16,976		$67,211	$68,086		$74,046		$75,034	$70,622
Ratio of earnings to fixed charges	1.29	x	1.12	x	(a)	1.00	x	1.11	x	(b)	1.02	x

(a) Due to WRIT's loss from continuing operations, the ratio was less than 1:1. WRIT must generate additional earnings of $2,360 to achieve a ratio of 1:1.
(b) Due to WRIT's loss from continuing operations, the ratio was less than 1:1. WRIT must generate additional earnings of $11,400 to achieve a ratio of 1:1.